OPERATING AGREEMENT

FOR

Manhattan Transfer Film Fund 1 Limited Liability Company

A MANAGER-MANAGED LIMITED LIABILITY COMPANY

ARTICLE I
Company Formation

1.1. **FORMATION.** The members have formed a Limited Liability Company (the "Company") according to the laws of the state in which the Company was formed. This operating agreement is entered into and effective as of the date it is adopted by the members.

1.2. **REGISTERED AGENT.** The name and location of the Company's registered agent will be stated in the company's formation documents.

1.3. **TERM.** The Company will continue perpetually unless:

   (a) Members whose capital interest as defined in Article 2.2 exceeds 50 percent vote for dissolution;

   (b) Any event which causes the Company's business to become unlawful;

   (c) The death, resignation, expulsion, bankruptcy, retirement of a Member or the occurrence of any other event that terminates the continued membership of a Member of the Company; or

   (d) Any other event causing dissolution of the Company under applicable state laws.

1.4. **CONTINUANCE OF COMPANY.** In the event of an occurrence described in ARTICLE 1.3(c), if there are at least two remaining members, those members have the right to continue the business of the Company. This right can be exercised only by the unanimous vote of the remaining members within ninety (90) days after the occurrence of an event described in ARTICLE 1.3(c). If not exercised, the right of the members to continue the business of the Company will expire.

1.5. **BUSINESS PURPOSE.** The Company will conduct any lawful business deemed appropriate in carrying out the company's objectives.

1.6. **PRINCIPAL PLACE OF BUSINESS.** The Company's principal place of business will be stated in the formation documents, or as selected by the managers.

1.7. **THE MEMBERS.** The name and residential address of each member are listed in Exhibit 2 attached to this agreement.

1.8. **ADMISSION OF ADDITIONAL MEMBERS.** Additional members may only be admitted to the Company through a Certificate of New Membership issuance by the company of new interest in the Company or as otherwise provided in this agreement.

ARTICLE II
Capital Contributions

2.1.   **INITIAL CONTRIBUTIONS.** The Members will initially contribute capital to the Company, as described in Exhibit 3 attached to this agreement. The agreed total value of such property and cash is __$100.00_____.

2.2.   **ADDITIONAL CONTRIBUTIONS.** Except as provided in ARTICLE 6.2, no Member will be obligated to make any additional contribution to the Company's capital.

ARTICLE III
Profits, Losses and Distributions

3.1.   **PROFITS/LOSSES.** For financial accounting and tax purposes, the Company's net profits or net losses will be determined on an annual basis. These profits and losses will be allocated to the members in proportion to each member's capital interest in the Company as set forth in Exhibit 2 as amended and in accordance with Treasury Regulation 1.704-1.

3.2.   **DISTRIBUTIONS.** The members will determine and distribute available funds annually or as they see fit. "Available funds" refers to the net cash of the Company available after expenses and liabilities are paid. Upon liquidation of the Company or liquidation of a member's interest, distributions will be made in accordance with the positive capital account balances or pursuant to Treasury Regulation 1.704-l(b)(2)(ii)(b) (2). To the extent a member has a negative capital account balance, there will be a qualified income offset, as set forth in Treasury Regulation 1.704-l(b)(2)(ii)(d).

ARTICLE IV
Management

4.1.   **MANAGEMENT OF THE BUSINESS.** The members holding a majority of the capital interests in the Company, as set forth in Exhibit 2 as amended, may vote to elect a manager or managers. One manager will be elected by the members as Chief Executive Manager. The manager(s) may be a member or non-member. The name and residential address of each manager is attached as Exhibit 1 of this Agreement.

4.2.   **MEMBERS.** The liability of the members will be limited according to state law. members that are not managers will take no part in the control, management, direction, or operation of the Company's affairs and will have no power to bind the Company in legal agreements. The managers may seek advice from the members, but need not follow such advice. No member is an agent of any other member of the Company, solely by reason of being a member.

4.3.   **POWERS OF MANAGERS.** The managers are authorized on the Company's behalf to make all decisions as to:

      (a)   the sale, development, lease, or other disposition of the Company's assets;

      (b)   the purchase or other acquisition of other assets;

      (c)   the management of all or any part of the Company's assets;

(d) the borrowing of money and the granting of security interests in the Company's assets;

(e) the pre-payment, refinancing, or extension of any loan affecting the Company's assets;

(f) the compromise or release of any of the Company's claims or debts; and

(g) the employment of persons, firms, or corporations for the operation and management of the Company's business.

The managers are further authorized to execute and deliver:

(w) all contracts, conveyances, assignments leases, sub-leases, franchise agreements, licensing agreements, management contracts and maintenance contracts covering or affecting Company assets;

(x) all checks, drafts, and other orders for the payment of the Company's funds;

(y) all promissory notes, loans, security agreements, and other similar documents; and

(z) all other instruments of any other kind relating to the Company's affairs.

4.4. **CHIEF EXECUTIVE MANAGER.** The Chief Executive Manager has primary responsibility for managing the operations of the Company and for carrying out the decisions of the managers.

4.5. **NOMINEE.** Title to the Company's assets must be held in the Company's name or in the name of any nominee that the managers may designate. The managers have power to enter into a nominee agreement with any such person, and such agreement may contain provisions indemnifying the nominee, except for his or her willful misconduct.

4.6. **COMPANY INFORMATION.** The managers must supply information regarding the company or its activities to any member upon his or her request. Any member or their authorized representative will have access to and may inspect and copy all books, records and materials in the manager's possession regarding the Company or its activities. Access and inspection of information will be at the requesting member's expense.

4.7. **EXCULPATION.** Any act or omission of the managers, the effect of which may cause or result in loss or damage to the Company or the members, if done in good faith to promote the best interests of the Company, will not subject the managers to any liability.

4.8. **INDEMNIFICATION.** The Company will indemnify any person who was or is a party defendant or is threatened to be made a party defendant, in a pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the Company) by reason of the fact that the person is or was a member of the Company, manager, employee or agent of the Company, or is or was serving at the request of the Company, for instant expenses (including attorney's fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if the members determine that the person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interest of the Company, and with respect to any criminal action proceeding, has no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of "no lo Contendere" or its equivalent, does not in itself create a presumption that the person did or did not act in good faith and in a manner which he or she reasonably believed to be in the best interest of the Company, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was lawful.

4.9. **RECORDS.** The managers must keep the following at the company's principal place of business or other location:

    (a)   A current list of the full name and the last known street address of each member;

    (b)   A copy of the formation documents and this agreement and all amendments;

    (c)   Copies of Company's federal, state and local income tax returns and reports for the three (3) most recent years;

    (d)   Copies of the Company's financial statements for the three (3) most recent years.

ARTICLE V
Compensation

5.1. **MANAGEMENT FEE.** Any manager rendering services to the Company is entitled to compensation proportionate with the value of those services.

5.2. **REIMBURSEMENT.** The Company must reimburse the managers or members for all direct out-of-pocket expenses incurred by them in managing the Company.

ARTICLE VI
Bookkeeping

6.1. **BOOKS.** The managers will maintain a complete and accurate accounting of the Company's affairs at the Company's principal place of business. The managers may select the method of accounting and the company's accounting period will be the calendar year.

6.2. **MEMBER'S ACCOUNTS.** The managers must maintain separate capital and distribution accounts for each member. Each member's capital account will be determined and maintained in the manner set forth in Treasury Regulation 1.704-l(b)(2)(iv) and will consist of his or her initial capital contribution increased by:

    (a)   Any additional capital contribution made by the member;

    (b)   Credit balances transferred from the member's distribution account to his or her capital account;

and decreased by:

    (x)   Distributions to the member in reduction of Company capital;

    (y)   The member's share of Company losses if charged to his or her capital account.

6.3. **REPORTS.** The managers will close the books of account after the close of each calendar year and will prepare and send to each member, a statement of such member's distributive share of income and expense for income tax reporting purposes.

ARTICLE VII
Transfers

7.1. **ASSIGNMENT.** If a member proposes to sell, assign, or otherwise dispose of all or any part of his or her interest in the Company, that member must first make a written offer to sell his or her interest to the other members at a price determined by mutual agreement. If the other members decline or fail to elect such interest within thirty (30) days, and if the sale or assignment is made and the members fail to approve this sale or assignment unanimously then, pursuant to the applicable law, the purchaser or assignee will have no right to participate in the management of the business and affairs of the Company. The purchaser or assignee will only be entitled to receive the share of the profits or other compensation by way of income and the return of contributions to which that member would otherwise be entitled.

ARTICLE VIII
Dissolution

8.1. **DISSOLUTION.** The member(s) may dissolve the company at any time. The member may NOT dissolve the company for a loss of membership interests. Upon dissolution the company must pay its debts first before distributing cash, assets, and/or initial capital to the member or the members interests. The dissolution may only be ordered by the member(s), not by the owner of the members interests.

CERTIFICATION OF MEMBER

The undersigned hereby agree, acknowledge, and certify that the foregoing operating agreement is adopted and approved by each member as of this __1__ day of _____May_____, 20 24 .

Members:

Name __"Sky" Douglas   Conway__ Percent __100__ %   X

Address __1140 Highland Ave   #222   Manhattan Bea CA 90266__

Name_____ Percent _____% X_____

Address _____

Name_____ Percent _____% X_____

Address _____

Name_____ Percent _____% X_____

Address _____

EXHIBIT 1
LISTING OF MANAGERS

By a majority vote of the members the following managers were elected to operate the Company pursuant to ARTICLE 4 of the Agreement:

"Sky" Douglas   Conway

Printed Name

Chief Executive Manager

1140 Highland Ave   Address

#222

Manhattan Beach CA   90266

_____

Printed Name

_____

Title _____

_____ Address

_____

_____

The above listed manager(s) will serve in their capacities until they are removed for any reason by a majority vote of the members as defined by ARTICLE 4 or upon their voluntary resignation.

Signed and Agreed this ___1___ day of _____ May _____ , 20 __24__ .

_____
Signature of Member

_____
Signature of Member

_____
Signature of Member

_____
Signature of Member

EXHIBIT 2
LISTING OF MEMBERS

As of the __1__ day of _____May_____, 20 _24_ the following is a list of members of the Company:



Name _"Sky" Douglas_____Conway_____ Percent _100_ %   X

Address _1140 Highland Ave_____#222_____Manhattan Be: CA 90266_

Name_____ Percent _____%   X_____

Address _____

Name_____ Percent _____%   X_____

Address _____

Name_____ Percent _____%   X_____

Address _____

EXHIBIT 3
CAPITAL CONTRIBUTIONS

Pursuant to ARTICLE 2, the members' initial contribution to the Company capital is stated to be $ 100.00 _____. The description and each individual portion of this initial contribution is as follows:

"Sky" Douglas Conway _____ $ 100.00 _____

_____ $ _____

_____ $ _____

_____ $ _____

_____ $ _____

_____ $ _____

_____ $ _____

_____ $ _____

_____ $ _____

_____ $ _____

SIGNED AND AGREED this __1__ day of ____May____, 20 24 .



_____
Signature of Member

_____
Signature of Member

_____
Signature of Member

_____
Signature of Member